January 14, 2025

Hope Dmuchowski
Chief Financial Officer
First Horizon Corporation
165 Madison Avenue
Memphis, TN 38103

       Re: First Horizon Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-15185
Dear Hope Dmuchowski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance